Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS RECORD FOURTH QUARTER AND
FULL-YEAR 2011 RESULTS

 - Fourth Quarter 2011 Revenues Increase 8% to $48.5 Million -

- Fourth Quarter Non-GAAP and GAAP EPS $0.25 and $0.18, Respectively -

 - Fiscal Year 2011 Revenues Increase 13% to $178.0 Million –

- 2011 GAAP Net Income Increases 41% to $12 million, or $0.39 Per Share –

- 2011 Non-GAAP Net Income Increases 2% to $20.1 Million, or $0.65 Per Share -

YOQNEAM, Israel, February 14, 2012 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the fourth quarter and twelve months ended December 31, 2011.

Revenues were $48.5 million in the fourth quarter of 2011, an 8 percent increase from $44.9 million in the fourth quarter of 2010.  Gross margin on a GAAP basis in the fourth quarter of 2011 was 77.4 percent, compared to 77.2 percent in the fourth quarter of 2010.  Gross margin on a non-GAAP basis in the fourth quarter of 2011 was 77.9 percent, compared to 77.7 percent in the fourth quarter of 2010.

Non-GAAP operating profit was $7.1 million, compared to $5.7 million in the fourth quarter of 2010.  On a GAAP basis, net income for the fourth quarter of 2011 increased 76 percent to $5.6 million, or $0.18 per share, compared to $3.2 million, or $0.11 per share, in the same quarter of last year.  On a non-GAAP basis, net income for the fourth quarter of 2011 increased by 33 percent to $7.7 million, or $0.25 per share on a fully diluted basis, compared to $5.8 million, or $0.19 per share on a fully diluted basis, in the fourth quarter of 2010.  A reconciliation of GAAP results to non-GAAP results is attached.

Cash and cash equivalents, short-term investments and marketable securities on December 31, 2011 totaled $105 million. Net cash provided by operating activities in the fourth quarter was $10.1 million.

“I am pleased that we achieved strong fourth quarter and full year 2011 financial results. We are also proud that in spite of allocating considerable resources to support the two ongoing pivotal studies for PillCam COLON 2 in the U.S., and Japan, as well as 40 other clinical trials worldwide, we delivered record non-GAAP operating profit in 2011,”  said Homi Shamir, president and CEO, Given Imaging.

Mr. Shamir continued, “Looking ahead, 2012 will be an exciting year for Given Imaging as we focus on expanding the use of PillCam SB in detecting and monitoring Crohn’s disease and further penetrating the obscure GI bleeding indication worldwide.  In addition, we plan to complete enrollment of the PillCam COLON 2 trials in the U.S. and Japan during the first half of 2012 and expect to file for clearance in both markets later in the year.  We estimate that these businesses represent a $5 billion global market opportunity, providing a solid foundation for advancing growth in future years.”

Fourth Quarter 2011 Revenue Analysis

Revenues in the Americas region in the fourth quarter of 2011 increased by 10.8 percent to $30.9 million from $27.9 million in the same period last year.  Revenues in the EMEA region decreased by 2.6 percent to $11.4 million compared to $11.7 million in the same period last year.  APAC revenues increased by 18.9 percent to $6.3 million, compared to $5.3 million in the same period in 2010.

Worldwide PillCam SB sales increased 4.1% and amounted to 60,300 capsules in the fourth quarter of 2011, compared to 57,900 capsules in the same period last year.  PillCam SB sales in the Americas region were approximately 37,800 capsules, a 2.4% increase compared to 36,900 capsules in the fourth quarter of last year.  PillCam SB sales in the EMEA region increased by 9.2% to 15,400 capsules, compared to 14,100 capsules in the fourth quarter of 2010, while PillCam SB sales in the APAC region increased by 4.3% to 7,200 capsules, compared to 6,900 capsules in the same period in 2010.

Supplemental fourth quarter data can be found at www.givenimaging.com in the Investor Relations section.

Fiscal Year 2011 Financial Results

For the fiscal year ended December 31, 2011, revenues increased by 12.8 percent to $178.0 million and included sales of $28.4 million from Sierra Scientific Instruments (Sierra), which the Company acquired on April 1, 2010.  2010 revenues of $157.8 million included $17.9 million sales from Sierra.  Sales in the Americas region in 2011 increased 8 percent to $108.8 million and include revenues of $19.2 million from sales of Sierra products.  Revenues in 2010 were $100.5 million, including sales of $11.2 million from Sierra.  Sales in the EMEA region increased 12.2 percent to $45.1 million, and include $6.0 million from Sierra.  Sales in the EMEA region in 2010 were $40.2 million, including $5.3 million from Sierra.  Revenue in the APAC region increased 40.1 percent to $24.1 million, including $3.3 million from Sierra, compared to $17.1 million, including $1.4 million from Sierra last year.

On a GAAP basis, gross profit margin in 2011 was 76.7 percent, compared to 76.2 percent in 2010.  On a non-GAAP basis, gross profit margin for the fiscal year was 77.3 percent compared to 77.4 percent in 2010.  GAAP net income for 2011 increased 41% to $12.0 million or $0.39 per share compared to $8.5 million or $0.28 per share last year.  On a non-GAAP basis, net income for 2011 increased 2 percent to $20.1 million or $0.65 per share compared to $19.6 million, or $0.64 per share on a fully diluted GAAP basis in 2010.

2012 Guidance

Taking into account the volatility in the global economy, the Company expects that 2012 revenues will be between $190 million and $200 million.

The Company expects that earnings per share will be between $0.45 - $0.55 on a GAAP basis and between $0.70 – $0.80 on a non-GAAP basis.

Recent Developments

Direct Sales Presence in Brazil
•
In January, Given Imaging initiated direct commercial operations in Brazil and established an office in São Paulo.  Sales activities will be managed by the leadership team from its key distribution partner in Brazil since 2002.

PillCam COLON 2 Pivotal Trial Initiation in Japan
•
In November, Given Imaging initiated a pivotal trial for PillCam COLON 2 in Japan intended to support the Company’s planned regulatory submission to Japan’s Pharmaceuticals and Medical Devices Agency in the middle of 2012.

Upcoming Events

Given Imaging management will present at the following upcoming investor conferences in New York:

•	February 27 – Citi Healthcare Conference

•	February 28 - RBC Capital Markets' Healthcare Conference

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00 am ET on Wednesday, February 15, 2012. To participate in this teleconference, please dial 800-289-0544 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-0669. The call will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the company's website, or until February 29, 2012, by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 5124986.

Hebrew Call
A separate conference call in Hebrew will take place on February 15, 2012 at 2:00 pm Israel time, 7:00 am ET. To access this call, please dial +972 3-9180609 ten minutes before the conference is scheduled to begin. A replay of the call will be available from February 15 until February 17, 2012 by dialing +972 3-9255904.

Use of Non-GAAP Measures
This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam(R) video capsules for the small bowel, esophagus and colon [PillCam(R) COLON not approved for use in the United States.], industry-leading ManoScan(TM) high-resolution manometry and Bravo(R) wireless and Digitrapper(R) pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended December 31, 2010 and 2011
(Unaudited, dollars in thousands)

		Research	Selling	General		Tax
	Gross	And	And	And	Other	Expense
	Profit	Development	Marketing	Admin	Expenses	(Benefit)	Total
Three month period
ended December 31, 2011
Compensation expenses	$-	$208	$640	$1,042	$-	$-	$1,890
Sierra PPA	237	-	81	-	-	(128)	190
Total	$237	$208	$721	$1,042	$-	$(128)	$2,080

Three month period
ended December 31, 2010
Compensation expenses	$-	$124	$564	$1,324	$-	$-	$2,012
Sierra PPA	237	-	81	395	-	(127)	586
Total	$237	$124	$645	$1,719	$-	$(127)	$2,598

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Twelve Months Ended December 31, 2010 and 2011
(Unaudited, dollars in thousands)

		Research	Selling	General		Tax
	Gross	And	And	And	Other	Expense
	Profit	Development	Marketing	Admin	Expenses	(Benefit)	Total

Twelve month period
ended December 31, 2011
Compensation expenses	$-	$708	$2,175	$4,480	$-	$-	$7,363
Sierra PPA	948	-	324	-	-	(509)	763
Total	$948	$708	$2,499	$4,480	$0	$(509)	$8,126

Twelve month period
ended December 31, 2010
Compensation expenses	$-	$428	$1,557	$6,497	$-	$-	$8,482
Sierra acquisition expenses	-	-	-	686	-	-	686
Sierra PPA	1,982	-	245	645	-	(888)	1,984
Total	$1,982	$428	$1,802	$7,828	$0	$(888)	$11,152

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended December 31, 2010 and 2011
Condensed, unaudited, in thousands except share and per share data

		Q4 2011			Q4 2010
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$48,484	-	$48,484	$44,920	-	$44,920
Cost of revenues	(10,951)	237	(10,714)	(10,232)	237	(9,995)

Gross profit	37,533	237	37,770	34,688	237	34,925
Gross profit as a % of revenues	77.4%	-	77.9%	77.2%		77.7%
Operating expenses
Research and development, net	(7,089)	208	(6,881)	(5,643)	124	(5,519)
Sales and marketing	(19,890)	721	(19,169)	(18,696)	645	(18,051)
General and administrative	(5,560)	1,042	(4,518)	(7,002)	1,719	(5,283)
Other, net	(73)	-	(73)	(299)	-	(299)
Total operating expenses	(32,612)	1,971	(30,641)	(31,640)	2,488	(29,152)

Operating profit	4,921	2,208	7,129	3,048	2,725	5,773
Operating profit as a % of revenues	10.1%		14.7%	6.8%		12.9%
Financing income ,net	883	-	883	909	-	909

Profit before taxes on income	5,804	2,208	8,012	3,957	2,725	6,682
Income tax	(70)	(128)	(198)	(799)	(127)	(926)

Net Income	5,734	2,080	7,814	3,158	2,598	5,756

Net loss attributable to non-controlling interest	(112)	-	(112)	45	-	45
Net profit attributable to shareholders	$5,622	$2,080	$7,702	$3,203	$2,598	$5,801
Net profit attributable to shareholders as a % of revenues	11.6%		15.9%	7.1%		12.9%
Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.18	$0.07	$0.25	$0.11	$0.080	$0.19
Diluted Earnings attributable to shareholders per Ordinary Share	$0.18	$0.07	$0.25	$0.11	$0.080	$0.19

(*) See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the years ended December 31, 2010 and 2011
Condensed, unaudited in thousands except share and per share data

		YTD 2011			YTD 2010
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$177,955	-	$177,955	$157,809	-	$157,809
Cost of revenues	(41,466)	948	(40,518)	(37,629)	1,982	(35,647)

Gross profit	136,489	948	$137,437	120,180	1,982	122,162
Gross profit as a % of revenues	76.7%		77.2%	76.2%		77.4%
Operating expenses
Research and development, net	(25,016)	708	(24,308)	(20,218)	428	(19,790)
Sales and marketing	(75,014)	2,499	(72,515)	(67,114)	1,802	(65,312)
General and administrative	(23,078)	4,480	(18,598)	(25,138)	7,828	(17,310)
Other, net	(397)	-	(397)	(759)	0	(759)
Total operating expenses	(123,505)	7,687	(115,818)	(113,229)	10,058	(103,171)

Operating profit	12,984	8,635	21,619	6,951	12,040	18,991
Operating profit as a % of revenues	7.3%		12.1%	4.4%		12.0%

Financing income, net	1,343	-	1,343	2,599	-	2,599

Profit before taxes on income	14,327	8,635	22,962	9,550	12,040	21,590
Income tax	(2,158)	(509)	(2,667)	(1,362)	(888)	(2,250)

Net Income	12,169	8,126	20,295	8,188	11,152	19,340

Net loss (profit) attributable to non-controlling interest	(191)	-	(191)	290	-	290

Net profit attributable to shareholders	$11,978	$8,126	$20,104	$8,478	$11,152	$19,630
Net profit attributable to shareholders as a % of revenues	6.7%		11.3%	5.4%		12.4%

Earnings per share
Basic Earnings attributable to shareholders per Ordinary Share	$0.40	$0.27	$0.67	$0.29	$0.37	$0.66
Diluted Earnings attributable to shareholders per Ordinary Share	$0.39	$0.26	$0.65	$0.28	$0.36	$0.64

(*) See specified items

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

	December 31,
	2011	2010
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$24,285	$34,619
Short-term investments	64,762	51,973
Accounts receivable:
Trade, net	32,406	27,862
Other	5,259	4,291
Inventories	22,921	19,076
Advances to suppliers	1,207	441
Deferred tax assets	1,538	1,638
Prepaid expenses	1,373	1,585

Total current assets	153,751	141,485

Deposits	1,266	1,212

Assets held for employees’ severance payments	6,854	6,393

Marketable securities	16,003	3,873

Long-term inventory	4,926	5,626

Fixed assets, less accumulated depreciation	12,301	13,709

Intangible assets, less accumulated amortization	29,075	25,813

Goodwill	24,089	24,089

Total Assets	$248,265	$222,200

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

	December 31,
	2011	2010
	(unaudited)
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$139	$168
Accounts payable:
Trade	8,081	9,125
Other	28,397	26,065
Deferred revenue	521	788

Total current liabilities	37,138	36,146

Long-term liabilities
Obligation under capital lease	120	244
Liability in respect of employees’ severance payments	7,720	7,151
Deferred tax liabilities	5,362	5,871
Total long-term liabilities	13,202	13,266

Total liabilities	50,340	49,412

Commitments and contingencies

Equity
Shareholders` equity:
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2011 and 2010,
30,448,838 and 29,829,277 shares issued and fully
paid as of December 31, 2011 and 2010, respectively)	359	350
Additional paid-in capital	208,838	194,899
Capital reserve	2,051	2,051
Accumulated other comprehensive income (loss)	(885)	95
Accumulated deficit	(12,729)	(24,707)
Total shareholders` equity	197,634	172,688
Non-controlling interests	291	100
Total equity	197,925	172,788

Total liabilities, shareholders’ equity and non-controlling
Interests	$248,265	$222,200

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Operations
(In thousands except share and per share data)

	Year ended December 31,
	2011 (unaudited)	2010	2009

Revenues	$177,955	$157,809	$141,763
Cost of revenues	(41,466)	(37,629)	(33,145)

Gross profit	136,489	120,180	108,618

Operating expenses
Research and development, gross	(26,129)	(21,695)	(17,842)
Government grants	1,113	1,477	1,109
Research and development, net	(25,016)	(20,218)	(16,733)

Sales and marketing	(75,014)	(67,114)	(61,428)
General and administrative	(23,078)	(25,138)	(18,919)
Other, net	(397)	(759)	(1,220)

Total operating expenses	(123,505)	(113,229)	(98,300)

Operating profit	12,984	6,951	10,318

Financial income, net	1,343	2,599	1,584

Profit before taxes on income	14,327	9,550	11,902

Income tax benefit (expense)	(2,158)	(1,362)	1,542

Net Profit	12,169	8,188	13,444

Net loss (profit) attributable to non-controlling interest	(191)	290	891

Net profit attributable to shareholders	$11,978	$8,478	$14,335

Earnings per share:

Basic Earnings per Ordinary Share	$0.40	$0.29	$0.49

Diluted Earnings per Ordinary Share	$0.39	$0.28	$0.47

Weighted average number of Ordinary
Shares used to compute basic Earnings
per Ordinary Share	30,212,787	29,670,842	29,281,897
Weighted average number of Ordinary
Shares used to compute diluted Earnings
per Ordinary Share	31,089,499	30,525,654	30,423,162

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2011 (unaudited)	2010	2009

Cash flows from operating activities:
Net profit	$12,169	$8,188	$13,444

Adjustments required to reconcile net profit to net cash
provided by operating activities:

Depreciation and amortization	8,296	7,662	6,096
Goodwill impairment	-	20	483
Deferred tax assets	100	761	(1,221)
Deferred tax liabilities	(509)	(888)	-
Stock based compensation	7,363	8,482	7,268
Loss from disposal of long term assets	397	739	714
Decrease (increase) in accounts receivable – trade	(4,544)	560	(3,069)
Decrease (increase) in other accounts receivable	(968)	(488)	863
Decrease (increase) in prepaid expenses	212	(23)	595
Decrease (increase) in advances to suppliers	(766)	93	3,006
Decrease (increase) in inventories	(3,145)	2,331	(4,386)
Increase in accounts payable	1,433	3,389	1,819
Increase (decrease) in deferred revenue	(267)	554	(1,289)
Other	158	304	(144)
Net cash provided by operating activities	19,929	31,684	24,179

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(10,551)	(5,056)	(4,794)
Deposits, net	(39)	(6)	34
Acquisition of Sierra, net of cash acquired (1)	-	(34,709)	-
Change in short term deposit, net	(20,176)	(26,830)	4,341
Proceeds from sale and maturity of marketable securities	11,141	25,167	39,002
Purchase of marketable securities	(16,910)	(5,953)	(32,668)
Net cash provided by (used in) investing activities	(36,535)	(47,387)	5,915

Cash flows from financing activities:
Principal payments on capital lease obligation	(168)	(143)	(131)
Proceeds from the issuance of Ordinary Shares	6,585	4,219	954
Dividend distribution	-	-	(15,799)
Purchase of shares from a non-controlling shareholder in a subsidiary	-	(403)	(382)
Net cash provided by (used in) financing activities	6,417	3,673	(15,358)

Effect of exchange rate changes on cash and cash equivalents	(145)	191	25
Increase (decrease) in cash and cash equivalents	(10,334)	(11,839)	14,761
Cash and cash equivalents at beginning of year	34,619	46,458	31,697
Cash and cash equivalents at end of year	$24,285	$34,619	$46,458

Supplementary cash flow information:

Income taxes paid	$2,179	$234	$877